SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 11, 2015

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on May 11, 2015.

Buenos Aires, May 11, 2015

To:

Bolsa de Comercio de Buenos Aires

Re.: Sect. 63 Quotation Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Section 63 of the rules and regulations in force, we furnish the following information in connection with the quarterly balance sheet for the period ended March 31, 2015:

		Figures expressed in thousands Argentine Pesos (AR$)

1)	Income of the Period – Earnings
	Ordinary – Earnings	1,114,219
	Special	0
	Total	1,114,219

2)	Shareholders’ Equity
	Capital Stock ¹	584,563
	Premium on share issue	399,499
	Shareholders’ Equity adjustments	4,511
	Legal reserve	1,988,882
	Special reserve for subordinated debt instrument	0
	Voluntary reserve	4,929,430
	Unappropriated earnings – Earnings	4,699,151
	Total Shareholders’ Equity	12,606,036

¹ The corporate capital was reduced by operation of law due to the cancellation of 10,000,000 Class B treasury shares, pursuant to section 67 of Act No. 26831. Registration of such capital reduction is pending before the Argentine Securities Exchange Commission.

In the chart below we provide information on the number of Class A and Class B shares owned by the controlling group:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Controlling Group	10,551,332	220,829,718	231,381,050	39.58
Others	684,338	352,497,640	353,181,978	60.42
Total	11,235,670	573,327,358	584,563,028	100.00

The controlling group neither owns debt securities convertible into shares nor any options to purchase shares of the company.

The controlling group is formed by Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo and Juan Pablo Brito Devoto. Mr. Brito is domiciled at Sarmiento 735; Mr. Carballo is domiciled at Esmeralda 130, 4th Floor and Mr. Brito Devoto at Sarmiento 447, Ciudad Autónoma de Buenos Aires.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 11, 2015

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director